FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 333-26227-02

GOLDEN STATE PETRO (IOM I-B) PLC
(Translation of registrant's name into English)

15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 12, 2010, announcing the results of the amended and restated consent solicitation relating to Golden State Petroleum Transport Corporation's 8.04% First Preferred Mortgage Notes due 2019 (the "Notes").  Each of Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC is an owner of one of the two very large crude carrier vessels that serve as part of the collateral for the Notes.

EXHIBIT 1

Golden State Petroleum Transport Corporation Announces Results of Consent Solicitation

Golden State Petroleum Transport Corporation ("Golden State"), a Delaware corporation, announced today that its amended and restated consent solicitation, which expired at 5 p.m. EST on November 10, 2010, did not receive the necessary noteholder consents for approval. Golden State launched the consent solicitation to amend the indenture (the "Indenture") relating to its 8.04% First Preferred Mortgage Notes due 2019 (CUSIP 38121E AJ2/ISIN US38121EAJ29) (the "Notes"), to amend or terminate certain related collateral and management agreements, and to approve the proposed current or future sale, as the case may be, of each of the two very large crude carrier vessels that serves as part of the collateral for the Notes.  Under the Indenture, approval of the proposals set forth in the amended and restated consent solicitation required the consents of Holders of at least a majority in aggregate principal amount of Notes outstanding on or before the expiration of the solicitation period.  As of 5 p.m. EST on November 10, 2010, Golden State had received less then the required amount of consents and, accordingly, the proposals did not pass.

Jefferies & Company, Inc. acted as the Solicitation Agent for the consent solicitation. D.F. King & Co., Inc. acted as the Information and Tabulation Agent.

Advisory: This press release is for informational purposes only and is not being made in any jurisdiction in which the making of this announcement would violate the laws of such jurisdiction, nor is it an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STATE PETRO (IOM I-B) PLC
(Registrant)

By:	/s/ Alexandra Kate Blankenship
Name: Alexandra Kate Blankenship Title: Director

Dated:  November 16, 2010

SK 26796 0001 1147586